FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of March, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)









                 HSBC ADDS TO INTERNATIONAL EXPERTISE OF BOARD

Two of HSBC's most experienced executives, Sandy Flockhart and Stuart Gulliver, have been appointed executive Directors of HSBC Holdings plc, with effect from 1 May 2008. International business leaders, Safra Catz of Oracle and Narayana Murthy of Infosys will also join the Board as non-executive Directors on 1 May 2008.

Baroness Dunn, Sir Brian Moffat and Lord Butler will retire as non-executive Directors at HSBC's Annual General Meeting on 30 May 2008 and will not seek re-election.

Sandy Flockhart (56) is Chief Executive of The Hongkong and Shanghai Banking Corporation Limited, overseeing HSBC's Asia operations in 19 countries and territories. He is also Global Head of Commercial Banking. An emerging markets specialist with over 30 years' HSBC experience across Latin America, the Middle East and Asia, Sandy became a Group Managing Director in 2006 and is a member of the Group Management Board.

Stuart Gulliver (48) is Chief Executive of Global Banking and Markets, the wholesale banking division of the Group, with operations in over 60 countries and territories. With 28 years' international experience at HSBC, particularly in Asia, he became a Group Managing Director in 2004 and is a member of the Group Management Board.

Safra Catz (46) is President and Chief Financial Officer of Oracle Corporation, the world's leading supplier of software for information management, and the world's second largest independent software company. She joined Oracle's Board of Directors in 2001 and is responsible for its global operations. Safra was previously Managing Director for the global investment bank Donaldson, Lufkin & Jenrette.

Narayana Murthy (61) is Chairman and Chief Mentor of Infosys Technologies Ltd, a company he founded in India in 1981 and of which he was CEO for 21 years. Under his leadership, Infosys was listed on NASDAQ in 1999 and today has offices in 23 countries and territories, employing over 80,000 staff covering 66 nationalities.

"HSBC has one of the most international Boards in the world and these appointments add to the breadth and depth of oversight enjoyed by our Group," said Stephen Green, HSBC Group Chairman.

"In Sandy and Stuart we have two of our most talented and internationally experienced executives, leading very significant HSBC businesses. And I am delighted to welcome Safra and Narayana, global business leaders with enormously successful track records.

"I would also like to pay tribute to the tremendous contribution to HSBC made by Baroness Dunn, Sir Brian Moffat and Lord Butler. Baroness Dunn has seen HSBC through its transformation from a regional bank to one of the world's largest financial services organisations and has been a Deputy Chairman for 16 years. Also Deputy Chairman since 2001 Sir Brian, previously our Senior Independent Director, has expertly led several of our key Board committees. Chairing the Board's Corporate Sustainability Committee, Lord Butler has overseen the development of the Group's global philanthropy and sustainability policies which are so much part of HSBC's brand. We have been privileged to enjoy the counsel and stewardship of all three for so many years."

Following the Group's Annual General Meeting on 30 May 2008, and subject to re-election by shareholders where appropriate, the Board of HSBC Holdings plc will comprise 19 directors of which 6 will be executive directors, 12 independent non-executive directors and 1 other non-executive director.

Comprehensive information in relation to the appointees follows:

Sandy Flockhart

Alexander (Sandy) Andrew Flockhart CBE (56) has been appointed an executive Director of HSBC Holdings plc with effect from 1 May 2008.

Mr Flockhart, LLB, is Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited and Global Head of Commercial Banking. He joined HSBC in 1974, was appointed a Group General Manager in 2002 and a Group Managing Director in 2006. Mr Flockhart is a Director of Hang Seng Bank Limited, HSBC Bank Australia Limited, HSBC Bank (China) Company Limited, and Chairman of HSBC Bank Malaysia Berhad. He was Managing Director of The Saudi British Bank from 1997 to 1999 and Senior Executive Vice-President, Commercial Banking, HSBC Bank USA, N.A. from 1999 to 2002. He was Chief Executive Officer, Mexico from 2002 to October 2006 and President and Group Managing Director Latin America and the Caribbean from October 2006 to July 2007.

Mr Flockhart's appointment is subject to re-election by shareholders at the 2008 Annual General Meeting. Under his terms of employment, Mr Flockhart receives a gross basic annual salary of HKD 4,494,384, exclusive of expatriate allowances, and is eligible for a discretionary annual bonus that is payable partly in cash and partly as an award of Restricted Shares, which vest 100 per cent on the third anniversary of the award subject to him remaining an employee of the Group. In addition, he is eligible for a long-term incentive award of Performance Shares.

Remuneration policy for executive Directors is intended to provide competitive rates of base salary but with the potential for the majority of the value of the remuneration package to be delivered in the form of both short and long-term incentives. Annual bonuses for executive Directors are based primarily upon performance measured against a number of key financial and non-financial targets for the Group. The vesting of Performance Shares awarded under the long-term incentive plan is based on corporate performance conditions measured over a three-year performance period and awards forfeited to the extent that the performance conditions have not been met.

Mr Flockhart is a member of the Group Management Board of HSBC Holdings plc and serves on the Boards of Directors of The Hongkong and Shanghai Banking Corporation Limited, Hang Seng Bank Limited and HSBC Bank (China) Company Limited with other Directors and members of the senior management of HSBC Holdings plc.

There are no substantial or controlling shareholders of HSBC Holdings plc.

Mr Flockhart has a beneficial interest in 131,571 ordinary shares of HSBC Holdings plc and in 274,502 ordinary shares (Performance Shares) and 51,167 ordinary shares (Restricted Shares) under the HSBC Holdings Restricted Share Plan 2000 and The HSBC Share Plan. He also has an option over 1,332 ordinary shares under the HSBC Holdings Savings-Related Share Option Plan: International and options over 22,500 ordinary shares under the HSBC Holdings Executive Share Option Scheme.

Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

There are no matters relating to the appointment of Mr Flockhart that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Services Authority.

Stuart Gulliver

Stuart Thomson Gulliver (48) has been appointed an executive Director of HSBC Holdings plc with effect from 1 May 2008.

Mr Gulliver, M.A. Oxon, is Chief Executive of Global Banking and Markets and HSBC Global Asset Management. He joined the HSBC Group in 1980, was appointed a Group General Manager in 2000 and a Group Managing Director in 2004. He is a Director of HSBC Bank plc, HSBC Private Banking Holdings (Suisse) SA, HSBC USA Inc. and The Hongkong and Shanghai Banking Corporation Limited and is a member of the Supervisory Board of HSBC Trinkaus & Burkhardt AG.

Mr Gulliver's appointment is subject to re-election by shareholders at the 2008 Annual General Meeting. Under his terms of employment, Mr Gulliver receives a gross basic annual salary of GBP600,000 and is eligible for a discretionary annual bonus that is payable partly in cash and partly as an award of Restricted Shares, which vest one third each year over three years subject to him remaining an employee of the Group. In addition, he is eligible for a long-term incentive award of Performance Shares.

Remuneration policy for executive Directors is intended to provide competitive rates of base salary but with the potential for the majority of the value of the remuneration package to be delivered in the form of both short and long-term incentives. Annual bonuses for executive Directors are based primarily upon performance measured against a number of key financial and non-financial targets for the Group. The vesting of Performance Shares awarded under the long-term incentive plan is based on corporate performance conditions measured over a three-year performance period and awards forfeited to the extent that the performance conditions have not been met.

Mr Gulliver is a member of the Group Management Board of HSBC Holdings plc and serves on the Boards of Directors of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank USA, National Association, HSBC National Bank USA, HSBC Private Banking Holdings (Suisse) SA, HSBC USA Inc. and HSBC Trinkaus & Burkhardt AG with other Directors and members of the senior management of HSBC Holdings plc.

There are no substantial or controlling shareholders of HSBC Holdings plc.

Mr Gulliver has a beneficial interest in 2,022,961 ordinary shares of HSBC Holdings plc and holds a further interest in 424,601 ordinary shares (Performance shares) and 743,796 ordinary shares (Restricted Shares) under the HSBC Holdings Restricted Share Plan 2000 and The HSBC Share Plan.

Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

There are no matters relating to the appointment of Mr Gulliver that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Services Authority.

Safra Catz

Safra Ada Catz (46) has been appointed a Director of HSBC Holdings plc with effect from 1 May 2008. She will be an independent non-executive Director.

Safra Catz, B.S., J.D., is President and Chief Financial Officer of Oracle Corporation where she is responsible for global operations. She is credited with being instrumental in the growth strategy that has transformed Oracle into the second-biggest producer of business management software. She has held a number of positions within the group since 1999. She was appointed to the board of directors in 2001. Prior to joining Oracle, Ms Catz worked for the global investment bank Donaldson, Lufkin & Jenrette starting in 1986, where she was Managing Director from 1997 to 1999.

The appointment shall be for an initial three-year term which, subject to re-election by shareholders at the 2008 Annual General Meeting, will expire at the conclusion of the 2011 Annual General Meeting.

As a non-executive Director Ms Catz will not have a service contract with HSBC Holdings plc. She will be paid a Director's fee of GBP65,000 per annum as authorised by shareholders at the 2006 Annual General Meeting.

There are no substantial or controlling shareholders of HSBC Holdings plc.

Ms Catz has no interests in the shares of HSBC Holdings plc within the meaning of Part XV of the Securities and Futures Ordinance.

The Directors have determined that Ms Catz is independent. In making that determination the Directors concluded that there are no relationships or circumstances which are likely to affect Ms Catz's judgement and any relationships or circumstances which could appear to do so were considered not to be material.

Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

There are no matters relating to the appointment of Ms Catz that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Services Authority.

Narayana Murthy

Nagavara Ramarao Narayana Murthy CBE (61) has been appointed a Director of HSBC Holdings plc with effect from 1 May 2008. He will be an independent non-executive Director.

Mr Murthy, B.E., M Tech, is Chairman and Chief Mentor of Infosys Technologies Ltd, a company which he founded in 1981 and of which he was Chief Executive Officer for 21 years. Under his leadership, Infosys was listed on NASDAQ in 1999. He is an independent non-executive Director of Unilever plc and New Delhi Television Ltd and a Director of the United Nations Foundation. He is a member of several educational institutions including Cornell, INSEAD, Stanford and Yale. He is, until 2 April 2008, an independent non-executive Director of DBS Bank Limited. Mr Murthy has led corporate governance initiatives in India, serving as Chairman of a committee on Corporate Governance appointed by the Securities and Exchange Board of India in 2003.

The appointment shall be for an initial three-year term which, subject to re-election by shareholders at the 2008 Annual General Meeting, will expire at the conclusion of the 2011 Annual General Meeting.

As a non-executive Director Mr Murthy will not have a service contract with HSBC Holdings plc. He will be paid a Director's fee of GBP65,000 per annum as authorised by shareholders at the 2006 Annual General Meeting.

There are no substantial or controlling shareholders of HSBC Holdings plc.

Mr Murthy has no interests in the shares of HSBC Holdings plc within the meaning of Part XV of the Securities and Futures Ordinance.

The Directors have determined that Mr Murthy is independent. In making that determination the Directors concluded that there are no relationships or circumstances which are likely to affect Mr Murthy's judgement and any relationships or circumstances which could appear to do so were considered not to be material.

Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

There are no matters relating to the appointment of Mr Murthy that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Services Authority.

The Directors of HSBC Holdings plc as at the date of this announcement are:

S K Green, Baroness Dunn*, Sir Brian Moffat*, M F Geoghegan, Lord Butler*, V H C Cheng, J D Coombe+, J L Duran+, R A Fairhead+, D J Flint, W K L Fung*, J W J Hughes-Hallett+, W S H Laidlaw+, Sir Mark Moody-Stuart+, G Morgan+, S W Newton+, S M Robertson+ and Sir Brian Williamson+.

* Non-executive Director
+ Independent non-executive Director

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary
29 February 2008

Notes to editors:

1.  HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  03-03-2008